[Letterhead of Debevoise & Plimpton LLP]

Confidential Treatment Requested by Third Point Reinsurance Ltd.

Under 17 C.F.R. §§ 200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]”

July 25, 2013

VIA EDGAR AND BY HAND

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Third Point Reinsurance Ltd.
Registration Statement on Form S-1
File No. 333-189960

Dear Mr. Riedler:

On behalf of Third Point Reinsurance Ltd. (the “Company”), we supplementally submit this letter related to the Staff’s review of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”).

The purpose of this letter is to notify the Staff of the proposed price range and share number information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement. Based on currently available information and market conditions, the initial offering price to the public of the Company’s common shares (the “Shares”) is expected to be between $[***] and $[***] per Share. Based on the $250,000,000 maximum aggregate offering amount disclosed in the Registration Statement, this letter assumes that [***] Shares will be offered to the public at the midpoint of the range specified above. The underwriters would therefore have an over-allotment option to purchase up to an additional [***] Shares. The final offering size is subject to change depending on market conditions. As discussed in the Registration Statement, the Company expects that certain of these Shares will be offered by existing shareholders who are entitled, pursuant to a registration rights agreement, to include their Shares for sale in the offering. For purposes of the illustrative information included in Annex A, it has been

Jeffrey P. Riedler	2	July 25, 2013

assumed that all Shares to be sold will be primary shares offered by the Company and that no Shares will be offered on a secondary basis by selling shareholders as it has not yet been determined to what extent the Company’s shareholders plan to participate in the offering. The information in the Registration Statement will be updated in a subsequent amendment to reflect actual levels of selling shareholder participation when such information is known. We have attached herewith as Annex A for the Staff’s review certain sections of the Registration Statement revised to reflect the inclusion of the price range and related information, and assuming an offering price of $[***] per share, the midpoint of the price range set forth above.

Supplementally provided herewith is the proposed format for the presentation of the Company’s investment income and changes in its investment portfolio for the period from July 1 through July 31, 2013, which information is expected to become available on or about [***], 2013. When this information becomes available, the Company intends to include it in the Registration Statement. We are also supplementally providing forms of the Exhibit 5.1 and Exhibit 8.1 Opinions that we expect to file to with an amendment to the Company’s Registration Statement.

The Company expects to file an amendment to the Registration Statement on or about [***], 2013, to update the Registration Statement with second quarter financial results. The Company expects to further amend its Registration Statement on or about [***], 2013, to reflect the estimated price range and share amounts, to add a summary of the Company’s investment income and changes in its investment portfolio for the period from July 1 through July 31, 2013, and to include selling shareholder information, in connection with the printing of preliminary prospectuses and commencement of the road show. The Company and the underwriters are currently preparing to begin the road show for the offering on or about [***], 2013. To the extent feasible, we appreciate the Staff’s efforts to provide any further comments as soon as possible.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and the attached Annex A. The Company respectfully requests that the Staff return this letter and the attached Annex A to us pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose.

Please promptly inform the Company of any request for the confidential material submitted herewith made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. Any such notice may be directed to Tonya Marshall at Third Point Reinsurance Ltd., The Waterfront, Chesney House, #96 Pitts Bay Road, Pembroke, HM 08 Bermuda, or by telephone at 1 441-542-3308, with a copy to Steven J. Slutzky at Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York, 10022.

Pursuant to Rule 83, a copy of this request (but not the confidential information) is also being delivered to the Freedom of Information Act Officer of the Commission.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 909-6431 or Steven J. Slutzky at (212) 909-6036.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]”

Jeffrey P. Riedler	3	July 25, 2013

Very truly yours,

/s/ Lee T. Barnum

Lee T. Barnum

cc:	Matthew Jones
Ibolya Ignat
Donald Abbott

Securities and Exchange Commission

Tonya Marshall, Esq.

Third Point Reinsurance Ltd.

Steven J. Slutzky, Esq.

Debevoise & Plimpton LLP

Confidential Treatment Requested by Third Point Reinsurance Ltd.

Under 17 C.F.R. §§ 200.83

Annex A

[***]

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]”

Confidential Treatment Requested by Third Point Reinsurance Ltd.

Under 17 C.F.R. §§ 200.83